UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012.

Commission File Number 001-35100

Quest Rare Minerals Ltd.

(Translation of registrant’s name into English)

1155 University Street, Suite 1308, Montreal, Québec Canada, H3B 3A7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEST RARE MINERALS LTD.
(Registrant)

Date February 28, 2012	By	(Signed) Mark Schneiderman
(Signature) * Mark Schneiderman
Chief Financial Officer

*	Print the name and title under the signature of the signing officer.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Quest Rare Minerals Ltd.

QUEST RARE MINERALS TO COMMENCE TRADING ON

TORONTO STOCK EXCHANGE

Toronto, February 28, 2012 – Quest Rare Minerals Ltd. (TSX-V; NYSE Amex: QRM) is pleased to announce that its common shares will commence trading on the Toronto Stock Exchange at the opening of the market on Thursday, March 1, 2012. Quest’s common shares will be delisted from the TSX Venture Exchange concurrent with the commencement of trading on the TSX. Quest’s shares will continue to trade under the current stock symbol “QRM”. Quest is also listed on NYSE Amex under the same trading symbol.

“Following our listing on NYSE Amex in 2011, graduation to the TSX is an important milestone in Quest’s evolution as an important rare earth development story,” said Peter J. Cashin, Quest’s President and CEO. “We believe that the TSX listing will elevate Quest’s profile with institutional investors and provide enhanced liquidity for Quest’s shares.”

About Quest Rare Minerals

Quest Rare Minerals Ltd. is a Canadian-based exploration company focused on the identification and discovery of new and significant Rare Earth deposit opportunities. Quest is publicly listed on the TSX Venture Exchange and NYSE Amex as “QRM” and is led by a highly-respected management and technical team with a proven mine finding track record. Quest is currently advancing several high-potential projects in Canada’s premier exploration areas: the Strange Lake and Misery Lake areas of northeastern Québec. Quest’s 2009 exploration led to the discovery of a significant new Rare Earth metal deposit, the B-Zone, on its Strange Lake property in northeastern Québec. Quest recently filed a 43-101 Indicated and Inferred Resource Estimate on the B-Zone deposit and has completed a Preliminary Economic Assessment (PEA) for the deposit. In addition, Quest announced the discovery of an important new area of REE mineralization on its Misery Lake project, approximately 120 km south of the Strange Lake project. Quest continues to pursue high-value project opportunities throughout North America. As a result of a marketed equity financing completed in October 2010, Quest has a strong working capital position of $42.5 million.

Forward-Looking Statements

This news release contains statements that may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and U.S. securities legislation. Forward-looking information and statements may include, among others, statements regarding the future plans, costs, objectives or performance of Quest Rare Minerals Ltd. (“Quest”), or the assumptions underlying any of the foregoing. In this news release, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. No assurance can be given that any events anticipated by the forward-looking information will transpire or occur, or if any of them do so, what benefits that Quest will derive. Forward-looking statements and information are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties, assumptions and other unpredictable factors, many of which are beyond Quest’s control. These risks, uncertainties and assumptions include, but are not limited to, those described under “Risk Factors” in Quest’s annual information form dated January 23, 2012, and under the heading “Risk Factors” in Quest’s Management’s Discussion and Analysis for the fiscal year ended October 31, 2011, both of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and could cause actual events or results to differ materially from those projected in any forward-looking statements. Quest does not intend, nor does Quest undertake any obligation, to update or revise any forward-looking information or statements contained in this news release to reflect subsequent information, events or circumstances or otherwise, except if required by applicable laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please contact:

Peter J. Cashin

President & CEO

Tel: (416) 916-0777 or toll-free: 1-877-916-0777

Fax: (416) 916-0779

E-mail: info@questrareminerals.com

URL : www.questrareminerals.com